                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               Ocean Energy, Inc.
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                              (Name of the Issuer)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                  674812-20-1
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                                 (CUSIP Number)

                              William L. Transier
                          Executive Vice President and
                            Chief Financial Officer
                           Seagull Energy Corporation
                            1001 Fannin, Suite 1700
                           Houston, Texas 77002-6714
                                 (713) 951-4700
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               November 24, 1998
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            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


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1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Seagull Energy Corporation (74-1764876)
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  [ ]
                                                                   (b)  [X|
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3        SEC USE ONLY
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4        SOURCE OF FUNDS

         OO
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5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                    [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Texas
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  NUMBER                   7        SOLE VOTING POWER
    OF
  SHARES                                    None
BENEFICIALLY               ----------------------------------------------------
   OWNED                   8        SHARED VOTING POWER
    BY                                      11,074,371
   EACH                    ----------------------------------------------------
 REPORTING                 9        SOLE DISPOSITIVE POWER
  PERSON
   WITH                                     None
                           ----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                            None
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         11,074,371
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12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 [ ]
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         10.9%
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14       TYPE OF REPORTING PERSON
         CO
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


ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the Common Stock, par value $.01 per share (the "Ocean Common Stock"), of Ocean Energy, Inc., a Delaware corporation ("Ocean"). The address of the principal executive offices of Ocean is 1201 Louisiana, Suite 1400, Houston, Texas, 77002-5603.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is filed by Seagull Energy Corporation, a Texas corporation ("Seagull"). Seagull is an independent oil and gas company engaged primarily in exploration and development activities. The principal office of Seagull is located at 1001 Fannin, Suite 1700, Houston, Texas 77002-6714.

         Appendix I attached hereto sets forth certain additional information with respect to each executive officer and director of Seagull. The filing of this statement on Schedule 13D shall not be construed as an admission that any person listed on Appendix I hereto is, for the purposes of Section 13(d) or (g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.

         During the last five years, neither Seagull nor, to the best knowledge of Seagull, any executive officer or director of Seagull, listed on Appendix I, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         In connection with the execution of the Merger Agreement (as defined below), Seagull entered into voting agreements with John B. Brock, James C. Flores and the Flores Family Limited Partnership (the "Stockholders"), each dated as of November 24, 1998 (the "Voting Agreements").

         John B. Brock and the Flores Family Limited Partnership own 149,120 and 3,305,016 shares of Ocean Common Stock, respectively. James C. Flores owns 3,876,235 shares of Ocean Common Stock and has the right to vote or direct the vote of 3,744,000 shares of Ocean Common Stock pursuant to an irrevocable proxy, dated September 25, 1996, executed by William W. Rucks, IV, Catherine May Rucks and the Rucks Family Partnership in favor of Mr. Flores. These 11,074,371 shares of Ocean Common Stock are all covered by the Voting Agreements, together with all shares of Ocean Common Stock acquired by the Stockholders after the date of the Voting Agreements.

         Pursuant to the Voting Agreements, each Stockholder has agreed, among other things, that it will vote all shares of Ocean Common Stock covered by the Voting Agreements in favor of approval of the Merger Agreement and the Merger (as defined below) and against any proposed business combination that may interfere or be inconsistent with the Merger.

         Each Stockholder has also agreed that it will not sell, transfer or otherwise dispose of any of the shares of Ocean Common Stock covered by its Voting Agreement to any person prior to the termination of the Voting Agreement, unless such person agrees in writing to be bound by the terms of the Voting Agreement to which such Stockholder is a party. Each Voting Agreement shall terminate upon termination of the Merger Agreement or August 30, 1999, whichever is earlier.

         Execution and delivery of the Voting Agreements by the Stockholders was a condition to the execution of the Merger Agreement. The above summary of the terms of the Voting Agreements is qualified in its entirety by reference to the actual agreements, which are filed herewith as exhibits.

ITEM 4.  PURPOSE OF TRANSACTION.

         On the terms and subject to the conditions set forth in the Agreement and Plan of Merger dated as of November 24, 1998 (the "Merger Agreement"), Ocean will merge with and into Seagull (the "Merger") at the effective time of the Merger. Seagull will survive the Merger, and simultaneously with the effective time of the Merger, will change its name to "Ocean Energy, Inc." Pursuant to the Merger Agreement, Ocean's stockholders will receive one share of common stock, par value $.01 per share ("Seagull Common Stock"), for each share of Ocean Common Stock. All issued and outstanding shares of Seagull Common Stock will remain outstanding. The above summary of the terms of the Merger Agreement is qualified in its entirety by reference to the actual agreement, which is filed herewith as an exhibit.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) and (b). Pursuant to the Merger Agreement, Ocean represented to Seagull that as of November 24, 1998, there were 101,167,418 outstanding shares of Ocean Common Stock. As a result of executing the Voting Agreements, Seagull may be deemed to share voting power with respect to (and thus beneficially own) the 11,074,371 shares of Ocean Common Stock covered by the Voting Agreements, which, based on such representation, constitute approximately 10.9% of the total issued and outstanding shares of Ocean Common Stock as of November 24, 1998.

         Richard J. Burgess, Dee S. Osborne, Stephen A. Thorington and William
L. Transier, executive officers and directors of Seagull, own 2,600, 30,793, 1,420 and 100 shares of Ocean Common Stock (the "Officer and Director Shares"), respectively. Seagull disclaims beneficial ownership of the Officer and Director Shares and the executive officers and directors disclaim beneficial ownership of the shares of Ocean Common Stock covered by the Voting Agreements.

         (c). Other than the transactions described herein, neither Seagull nor, to the knowledge of Seagull, any person listed on Appendix I, has effected any transactions in shares of Ocean during the preceding sixty days.

         (d) and (e). Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Except as described in Items 3 and 4, Seagull has no other contracts, arrangements, understandings or relationships with respect to securities of Ocean that are required to be described herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         A. Agreement and Plan of Merger, dated as of November 24, 1998, by and between Seagull and Ocean (incorporated by reference to Exhibit 2.1 to Seagull's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 1, 1998).

         B. Voting Agreement, dated as of November 24, 1998, by and between Seagull and John B. Brock (incorporated by reference to Exhibit
              99.2 to Seagull's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 1, 1998).

         C. Voting Agreement, dated as of November 24, 1998, by and between Seagull and James C. Flores (incorporated by reference to Exhibit
              99.3 to Seagull's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 1, 1998).

         D. Voting Agreement, dated as of November 24, 1998, by and between Seagull and the Flores Family Limited Partnership (incorporated by reference to Exhibit 99.4 to Seagull's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 1, 1998).

                                   APPENDIX I

    INFORMATION WITH RESPECT TO EXECUTIVE OFFICERS AND DIRECTORS OF SEAGULL


                                                                                        PRESENT PRINCIPAL
                                                                                          OCCUPATION OF
          NAME AND POSITION                     BUSINESS ADDRESS                            EMPLOYMENT
---------------------------------         -----------------------------                -----------------------
         Barry J. Galt                      Seagull Energy Corporation                  Chairman of the Board,
         Chairman of the Board              1001 Fannin, Suite 1700                     Seagull Energy
                                            Houston, TX  77002                          Corporation

         James T. Hackett                   Seagull Energy Corporation                  President and Chief
         Director, President and            1001 Fannin, Suite 1700                     Executive Officer,
         Chief Executive Officer            Houston, TX  77002                          Seagull Energy
                                                                                        Corporation

         William L. Transier                Seagull Energy Corporation                  Executive Vice President
         Executive Vice President           1001 Fannin, Suite 1700                     and Chief Financial
         and Chief Financial                Houston, TX  77002                          Officer, Seagull Energy
         Officer                                                                        Corporation

         John D. Schiller, Jr.              Seagull Energy Corporation                  Senior Vice President,
         Senior Vice President              1001 Fannin, Suite 1700                     Seagull Energy
                                            Houston, TX  77002                          Corporation

         Scott A. Griffiths                 Seagull Energy Corporation                  Senior Vice President,
         Senior Vice President              1001 Fannin, Suite 1700                     Seagull Energy
                                            Houston, TX  77002                          Corporation

         Gerald R. Colley                   Seagull Energy Corporation                  Senior Vice President,
         Senior Vice President              1001 Fannin, Suite 1700                     Seagull Energy
                                            Houston, TX  77002                          Corporation

         Richard F. Barnes                  Seagull Energy Corporation                  Senior Vice President,
         Senior Vice President              1001 Fannin, Suite 1700                     Seagull Energy
                                            Houston, TX  77002                          Corporation

         Carl B. King                       Seagull Energy Corporation                  Senior Vice President,
         Senior Vice President,             1001 Fannin, Suite 1700                     General Counsel and
         General Counsel and                Houston, TX  77002                          Assistant Secretary,
         Assistant Secretary                                                            Seagull Energy
                                                                                        Corporation

         John N. Goodpasture                Seagull Energy Corporation                  Senior Vice President,


         Senior Vice President              1001 Fannin, Suite 1700                     Seagull Energy
                                            Houston, TX  77002                          Corporation

         John H. Campbell, Jr.              Seagull Energy Corporation                  Vice President and
         Vice President and                 1001 Fannin, Suite 1700                     Chief Engineer, Seagull
         Chief Engineer                     Houston, TX  77002                          Energy Corporation

         Gordon L. McConnell                Seagull Energy Corporation                  Vice President and
         Vice President and                 1001 Fannin, Suite 1700                     Controller, Seagull
         Controller                         Houston, TX  77002                          Energy Corporation

         H. Alan Payne                      Seagull Energy Corporation                  Vice President, Seagull
         Vice President                     1001 Fannin, Suite 1700                     Energy Corporation
                                            Houston, TX  77002

         Matthias Beier                     Seagull Energy Corporation                  Vice President and
         Vice President and                 1001 Fannin, Suite 1700                     Chief Information
         Chief Information Officer          Houston, TX  77002                          Officer, Seagull
                                                                                        Energy Corporation

         Jack M. Robertson                  Seagull Energy Corporation                  Vice President, Seagull
         Vice President                     1001 Fannin, Suite 1700                     Energy Corporation
                                            Houston, TX  77002

         Stephen A. Thorington              Seagull Energy Corporation                  Vice President and
         Vice President and                 1001 Fannin, Suite 1700                     Treasurer, Seagull
         Treasurer                          Houston, TX  77002                          Energy Corporation

         Carl E. Volke                      Seagull Energy Corporation                  Vice President, Seagull
         Vice President                     1001 Fannin, Suite 1700                     Energy Corporation
                                            Houston, TX  77002

         Lee Van Winkle                     Seagull Energy Corporation                  Vice President, Seagull
         Vice President                     1001 Fannin, Suite 1700                     Energy Corporation
                                            Houston, TX  77002

         Sylvia Sanchez                     Seagull Energy Corporation                  Secretary, Seagull
         Secretary                          1001 Fannin, Suite 1700                     Energy Corporation
                                            Houston, TX  77002

         J. Evans Attwell                   Vinson & Elkins LLP                         Retired Attorney
         Director                           1001 Fannin, Suite 3415
                                            Houston, TX  77002


         Richard J. Burgess                 5300 Camless Ct.                            Investments
         Director                           Jackson, MI  49201

         Milton Carroll                     Instrument Products, Inc.                   Chairman of the Board,
         Director                           7114 Belfort                                President and Chief
                                            Houston, TX  77087                          Executive Officer,
                                                                                        Instrument Products, Inc.

         Thomas H. Cruikshank               Sterling Plaza, Suite 860                   Retired Chairman of the
         Director                           5949 Sherry Lane                            Board and Chief Executive
                                            Dallas, TX  75225                           Officer, Halliburton
                                                                                        Company

         Peter J. Fluor                     Texas Crude Energy, Inc.                    President, Texas Crude
         Director                           Buffalo Speedway                            Energy, Inc.
                                            Houston, TX  77098

         Dee S. Osborne                     Crest Investment Company                    President, Crest
         Director                           600 Travis, Suite 6800                      Investment Company
                                            Houston, TX  77002

         Sidney R. Petersen                 1109 Emerald Bay                            Investments
         Director                           Laguna Beach, CA  92651

         Sam F. Segnar                      Segnar Interests                            Investments
         Director                           10077 Grogan's Mill Rd.
                                            The Woodlands, TX 77380

         Robert F. Vagt                     Davidson College                            President, Davidson
         Director                           P.O. Box 1689                               College
                                            Davidson, N.C. 28036

         R. A. Walker                       Prudential Capital Group                    Senior Managing Director,
         Director                           2200 Ross Avenue, Suite 4200E               Prudential Capital Group
                                            Dallas, TX  75201

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    SEAGULL ENERGY CORPORATION


      December 4, 1998              By:  /s/ JOHN D. SCHILLER, JR.
------------------------------          ----------------------------------------
            Date                         John D. Schiller, Jr.
                                         Senior Vice President

                                 EXHIBIT INDEX

A. Agreement and Plan of Merger, dated as of November 24, 1998, by and between Seagull and Ocean (incorporated by reference to Exhibit 2.1 to Seagull's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 1, 1998).

B. Voting Agreement, dated as of November 24, 1998, by and between Seagull and John B. Brock (incorporated by reference to Exhibit 99.2 to Seagull's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 1, 1998).

C. Voting Agreement, dated as of November 24, 1998, by and between Seagull and James C. Flores (incorporated by reference to Exhibit 99.3 to Seagull's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 1, 1998).

D. Voting Agreement, dated as of November 24, 1998, by and between Seagull and the Flores Family Limited Partnership (incorporated by reference to Exhibit 99.4 to Seagull's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 1,
         1998).